

February 19, 2014

Via E-mail
James M. Harrison
Chief Executive Officer and President
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re:** **Party City Holdco Inc.**
> **Registration Statement on Form S-1**
> **Filed January 21, 2014**
> **File No. 333-193466**

Dear Mr. Harrison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

2. Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

Prospectus Summary, page 1

3. Please provide us with supplemental support for the following statements used on pages 1 and 2 as well as elsewhere in the prospectus in various forms:

    - "We are the leading party goods retailer in North America;"

    - "[W]e believe [we are] the largest vertically integrated supplier of decorated party goods globally;"

    - "We believe we are the largest global designer, manufacturer and distributor of decorated party supplies;"

    - "[W]e have established the largest multi-channel party supply business in North America."

    In addition, to the extent that you use superlatives in your disclosures, such as those noted above, please disclose the measure or measures by which you believe you hold a leading position.

Special Note Regarding Forward-Looking Statements, page 29

4. Please note that the safe harbor for forward-looking statements provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, is not available for statements made in connection with an initial public offering or to issuers without reporting obligations pursuant to Section 13(a) or Section 15(d) of the Exchange Act at the time such statements are made. As this filing is your initial public offering and you are not yet subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, please revise your disclosure accordingly. In this regard we note your reference to the "federal securities laws."

Selected Consolidated Financial Data, page 38

5. We note that you have redeemable common securities. With reference to Instruction 2 to Item 301 of Regulation S-K, please explain why you have not included this redeemable stock with your long-term obligations.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 43

6. We note that your unaudited pro forma consolidated statement of operations and comprehensive loss for 2013 will give effect to the February 2013 amendment to the term loan facility, the issuance of the senior PIK toggle notes, the initial public offering and the termination of the management agreement. With reference to Rule 11-01(a) of

Regulation S-X, please tell us why you believe each of these transactions is appropriate to include in your pro forma financial statements.

7. We further note that you have grouped these transactions into one or two columns depending on the time period. Please tell us how you determined these groups were appropriate. In this regard, while the termination of the management agreement may be directly related to the IPO, neither financing agreement appears to be directly related to the IPO or to each other.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Critical Accounting Policies and Procedures, page 72

Stock-Based Compensation, page 75

8. We note that you have identified stock based compensation as a critical accounting estimate. Please provide the following disclosures in your IPO prospectus:

- The methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate.

- The extent to which the estimates are considered highly complex and subjective.

- That estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Please note that you may cross-reference to the extent that this, or other material information relevant to share-based compensation, is provided elsewhere in the prospectus.

Business, page 79

9. Pursuant to Item 101(b) of Regulation S-K, please provide a cross-reference to the segment information in Note 15 to the audited financial statements or include the required financial information in the Business section.

Retail Operations, page 86

10. Regarding the table on page 86 summarizing company-owned retail footprint by format, please clarify why you selected December 31, 2008 as a measuring point.

Description of Capital Stock, page 124

11. Please disclose the approximate number of holders of your common equity pursuant to Item 201(b) of Regulation S-K.

Financial Statements for the Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

12. We note that your audit report is in the form that will be signed at effectiveness upon the completion of the stock split and computation of earnings per share described in Note 2 of the financial statements. Please note that prior to requesting acceleration of the effective date of the registration statement, your auditors will need to finalize their audit opinion. Also apply this comment to the auditors' consent filed as Exhibit 23.1. Please confirm that you will affect the reverse stock split prior to requesting acceleration of the effective date of the registration statement; otherwise, it would not appear appropriate to reflect the reverse stock split in your historical financial statements. Refer to SAB Topic 5:C.

Note 19 – Subsequent Events, page F-40

13. We note your disclosure that in August 2013 your subsidiary issued $350,000 of 8.875% notes and that the proceeds were used to pay a dividend to shareholders. Please tell us how you considered providing a pro forma 2013 balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical 2013 balance sheet in the filing as well as pro forma per share data giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. Please refer to SAB Topic 1B.3.

Financial Statements for the Period Ended September 30, 2013

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-47

14. Please tell us how you considered presenting the components of other comprehensive income in the condensed financial statements of interim periods. Please refer to ASC 220-10-45-18.

Item 16. Exhibits and Financial Statement Schedules, page II-3

15. Please note that we may have comments on the legal opinion and other exhibits once you file them, and we will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dietrich King, Legal Branch Chief, at 202.551.3338, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Julie H. Jones